June 29, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Raymond Be, Attorney-Adviser

Re:	Cantor Fitzgerald Sustainable Infrastructure Fund

Registration Statement on Form N-2

File Nos. 333-262031, 811-23773

Ladies and Gentlemen:

On January 6, 2022 Cantor Fitzgerald Sustainable Infrastructure Fund (the “Registrant” or the “Fund”), filed with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) a registration statement on Form N-2 (the “Registration Statement”). We received comments on the Registration Statement in the Staff’s letter dated February 7, 2022 relating to the Registration Statement (the “Comment Letter”). On April 22, 2022, the Registrant filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) to address the comments in the Comment Letter and to otherwise update disclosure. On May 3, 2022 and June 27, 2022, we received the Staff’s oral accounting comments from Mindy Rotter and, on June 6, 2022, we received additional comments from you relating to Amendment No. 1 (the “Comments”).

We are providing the following responses to the Comments. Page references in the responses correspond to the pages of Amendment No. 2 to be filed on even date herewith. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 2. The responses and information described below are based upon information provided to us by the Registrant.

1.	Please clarify the strategy disclosure in the Prospectus regarding the types of Private Investment Funds in which the Fund will invest in line with the additional information provided in your response to Comment 7 of the Comment Letter.

The Registrant has inserted a new paragraph in between the second and third paragraphs in “INVESTMENT OBJECTIVE, POLICES, AND STRATEGIES – Criteria Used in Selecting Private Investment Funds” as follows:

The Fund utilizes a multi-manager and multi-strategy approach. Private Investment Funds selected are believed to have the best risk adjusted return prospects from a peer group of

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issuers in a particular infrastructure asset class with similar market capitalization and/or credit quality. The Sub-Adviser conducts on-going research on various infrastructure investment managers and investment options in order to establish a selection of investments to fulﬁll the Fund’s investment objective. When constructing and balancing the Fund’s portfolio, the Sub-Adviser selects Private Investment Funds that it believes have low volatility relative to the projected returns. By combining historical quantitative analysis with a sound knowledge of key qualitative attributes, the Sub-Adviser will evaluate a prospective investment’s potential for generating sustainable and attractive risk-adjusted returns under a variety of market conditions.

The assets held by the various Private Investment Funds largely will be interests in real property or interests in improvements on real property and typically are long-duration investments. By investing in Private Investment Funds offered by multiple managers, the Fund will benefit from building an investment portfolio that is varied with respect to individual infrastructure projects and geography as well as with respect to operational management.

The Sub-Adviser and its investment personnel use a range of resources to identify and source Private Investment Funds. The Sub-Adviser’s investment approach is based on the extensive research conducted by their research professionals. The Sub-Adviser’s research professionals assess the relative attractiveness of different geographies and strategies for private market investments which allows the Sub-Adviser to identify the areas that it believes will outperform others over the next five to ten years, the typical investing cycle of a private market asset. Shorter-term opportunistic allocations will also be utilized to seek to capitalize on near-term market trends. Examples of factors that are considered by the Sub-Adviser include, but are not limited to: the supply of capital available for investments (based on fundraising) compared to the likely supply of investment opportunities; projected growth rates; availability of leverage; long-term industry and geographic-specific trends; regulatory and political conditions; and demographic and technological trends.

2.	Please provide in correspondence more information about the “proprietary index that is intended to track the performance of the private infrastructure market and which is intended to reflect an accurate approximation of the value of the portion of the Registrant’s investment portfolio that is invested in Private Investment Funds” (the “Index”). As part of the response, please include the following:

a.	Describe the qualitative vs. quantitative factors the Index uses. Please address internally developed factors as well as the “several data points from third-party data providers and broad securities indices” also noted as part of the response to Comment 25 in the Comment Letter.

The calculation and compilation of the Index is a purely quantitative process that is driven by the constituent components of the Index. In the absence of extraordinary events, no qualitative factors are considered as part of the daily valuation process associated with the Private Investment Funds.

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However, the use of the Index is only part of the overall monitoring of the Private Investment Funds that is conducted by the Adviser and Sub-Adviser in connection with the valuation of such assets. In addition to relying on the Index to value each of the Private Investment Funds, the Adviser and Sub-Adviser rely on ongoing qualitative and quantitative analysis and monitoring of the portfolio of Private Investment Funds held by the Fund for developments that may be unique to a particular Private Investment Fund and/or that may not be captured in the Index process. For instance, the Adviser and Sub-Adviser monitor the portfolio for idiosyncratic risk that may be unique to a particular Private Investment Fund, such as an infrastructure project held by a Private Investment Fund that is destroyed by a cataclysmic weather event. In such case, the Adviser and Sub-Adviser will convene a special meeting of the Fair Value Committee of the Board of Trustees of the Registrant (the “Fair Value Committee”) to determine whether the value of the impacted Private Investment Fund should be adjusted beyond any adjustment that may result from the application of the Index process. The Fair Value Committee may, in certain circumstances, engage a third-party valuation agent to assist in the valuation of the Private Investment Fund in question.

b.	Describe the frequency of review of such factors and any updates to the factors described in (a) above. Please include the approval process required to change the factors.

The Private Investment Funds in which the Fund invests measure their assets at fair value and report a Net Asset Value (the “Sponsor NAV”) on at least a quarterly basis. The valuation of the Private Investment Funds held by the Fund is tied to the Sponsor NAV, and the Fund’s financial statements will utilize such Sponsor NAVs.

The goal of the Index is to produce a daily return series for each Private Investment Fund between receipt of the applicable Sponsor NAV each quarter that is directionally correct relative to the broader private infrastructure market in an effort to minimize the valuation adjustment upon receipt of the subsequent Sponsor NAV for each Private Investment Fund. Thus, the effectiveness of the Index is evaluated on an ongoing basis each quarter relative to the accuracy of the valuation of each Private Investment Fund as compared to the Sponsor NAV. In addition, the Adviser and Sub-Adviser will update the Board of Trustees of the Registrant (the “Board”) on at least a quarterly basis with regard to the operation of the Index.

Changes to the composition, or weighting of the constituent components, of the Index will require approval by both the Fair Value Committee and the Board.

c.	Describe the third-party data providers that provide this information and the internal evaluation process used by the registrant to determine the appropriateness of such information for the fund.

[REDACTED]

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3.	The Declaration of Trust of the Registrant (the “Declaration of Trust”) permits a shareholder to bring a derivative action only if s/he makes a pre-suit demand upon the Board to bring the subject action and that the Board can bar such a shareholder from bringing such an action. The Declaration of Trust also requires holders of more than a majority of the shares to join in such action. Finally, the Declaration of Trust states that the shareholder making a pre-suit demand on the Board may be required to undertake to reimburse the Fund for the expense of any advisors the Board hires in its investigation of the demand in the event that the Board determines not to bring the action. Please revise the provision in the organizational document to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and that the provision does not apply to claims arising under the federal securities laws.

The Registrant has made the requested revision in the Declaration of Trust and has inserted appropriate disclosure on page 35 of the prospectus.

4.	In Article VIII, Section 7 of the Declaration of Trust, please add a provision to the Declaration of Trust, or otherwise modify the Declaration of Trust, to clarify explicitly that notwithstanding anything to the contrary in the Declaration of Trust, nothing in the Declaration of Trust modifying, restricting or eliminating the duties or liabilities of the trustees shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

The Registrant has made the requested revision in the Declaration of Trust.

Accounting Comments

1.	In footnote 1 to the fee table, the last sentence notes “the expenses in this fee table may not correlate to the expense ratio in the Fund’s financial highlights due to certain adjustments.” Please explain in correspondence what the sentence represents given that this is a new fund.

The Registrant has revised the footnote to remove the last sentence.

2.	Please explain in correspondence what the “Remaining Other Expenses” line item in the fee table represents.

The remaining other expenses includes all the operating expenses of the Fund that are not shareholder servicing fees and acquired fund fees and expenses, such as legal, auditing, administration, and custody expenses.

3.	The Statement of Assets and Liabilities does not include the caption required by Reg S-X 6-04.15 regarding commitments and contingent liabilities. Please confirm in
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correspondence that this line items will be included in the Statement of Assets and Liabilities.

The Registrant so confirms.

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Please call the undersigned (678.553.7338) or Tanya Boyle (214.665.3685) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Regards,

/s/ Terrence O. Davis

Terrence O. Davis